

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 4, 2017

Via E-mail
William J. Thompson
Chairman of the Board of Directors
Giga-tronics Incorporated
5990 Gleason Drive
Dublin, CA 94568

> **Re:** **Giga-tronics Incorporated**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 18, 2017**
> **File No. 001-14605**

Dear Dr. Thompson:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Proposal 4

1. Revise to clarify how the proposed reverse split will affect your outstanding preferred stock.

2. Reconcile the vote required to approve this proposal as disclosed in the last paragraph preceding the heading "Effectiveness of Amendment" and as disclosed in the seventh paragraph of the page preceding Proposal 1.

Proposal 5

3. We note the multiple alternatives that you include in the "General" paragraph of this proposal. Revise to present each alternative separately, and provide a means for shareholders to specify their choice on each alternative.

4.   Given your disclosure under the heading "Reasons for the Offering," it is unclear why you also disclose that "no offering . . . is contemplated in the proximate future." Revise to clarify the contemplated timing of the issuance for which you are seeking shareholder approval, and disclose all information required by Schedule 14A Items 11 and 13, including disclosure required by Regulation S-K Item 202.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Caleb French at (202) 551-6947 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Thomas G. Reddy, Esq.
       Sheppard, Mullin, Richter & Hampton LLP